                                                                   Exhibit D-1.4

                                                               Exhibit No. PGE-3
                                                       Application Under FPA 203
                                             of Pacific Gas and Electric Company
                                                            and PG&E Corporation

                           UNITED STATES OF AMERICA
                                  BEFORE THE
                     FEDERAL ENERGY REGULATORY COMMISSION

Pacific Gas and Electric Company            )
PG&E Corporation                            )   Docket No. EC02-31-000
     On Behalf of                           )
     Subsidiaries Electric Generation LLC,  )
     ETrans LLC, and
     GTrans LLC



                               DIRECT TESTIMONY

                                      OF

                             J. STEPHEN HENDERSON





November 30, 2001

I.  BACKGROUND AND QUALIFICATIONS

Q.  Please state your name and business address.

A. My name is J. Stephen Henderson. My business address is Charles River Associates, 1201 F Street, N.W., Suite 700, Washington, D.C., 20004.

Q.  By whom are you employed?

A. I am employed by Charles River Associates as a Vice President in the Energy and Electric Restructuring Practice. Charles River Associates is a leading economic consulting firm with offices in several major cities in the United States and overseas. Analyzing competition and pricing issues in regulated industries has been an important focus of my professional experience. A more complete description of my qualifications is included as Exhibit No. PGE-3-1.

Q.  By whom have you been retained in this proceeding?

A. I have been retained by Pacific Gas and Electric Company ("PG&E"). PG&E is the applicant in this proceeding together with PG&E Corporation ("Corp." or "Parent") on behalf of its subsidiaries, Electric Generation LLC ("Gen"), ETrans LLC ("ETrans"), and GTrans LLC ("GTrans"). PG&E Corp. also owns PG&E National Energy Group ("NEG").

II.  PURPOSE OF TESTIMONY

Q.   What is the purpose of your testimony?

A. I have been asked by Pacific Gas and Electric Company and Corp. to assess vertical competitive issues that arise in conjunction with the Plan of Reorganization ("Plan") that has been proposed in order to emerge from bankruptcy. Elements of the Plan must be approved by the Federal Energy Regulatory Commission ("FERC" or the "Commission") under Section 203 of the Federal Power Act ("FPA"). My analysis of vertical competition issues has been conducted in accordance with Order Nos. 642 and 642A as incorporated into revised Section 33.4 of the Commission's regulations./1/ My colleague, Dr. Hieronymus, presents the horizontal competitive analysis.

III. SUMMARY OF RESULTS AND ORGANIZATION OF STUDY

Q. Please summarize the results of your analysis of the vertical competition issues that arise from the Plan.

A. My analysis indicates that the Plan creates no significant vertical market power concerns. I base this conclusion on three findings, in particular.

_________________________

/1/ Revised Filing Requirements Under Part 33 of the Commission's Regulations, Order No. 642, III FERC Stats. & Regs. (P) 31,111 (2000) (setting out guidelines for competitive analysis of mergers under Section 203 of the Federal Power Act consistent with the Horizontal Merger Guidelines of the U.S. Department of Justice and Federal Trade Commission, 1994).

     First, following the implementation of the Plan, Corp. (the Parent holding company that owns Gen, GTrans, ETrans and NEG, which are the generation and gas pipeline subsidiaries) passes the Commission's vertical screen required by Order No. 642. The screen requires that both the downstream electric market and associated upstream delivered gas markets be highly concentrated in order for a merger (or the transaction contemplated to implement the Plan in this case) to present potential vertical market power concerns. Here, the upstream gas market is not highly concentrated. This is based on a conservative definition of the upstream market consisting solely of shippers on the California Gas Transmission system ("PG&E CGT"), which is Corp.'s gas transmission system that provides gas transportation service within the State of California. Moreover, the downstream electricity market is not highly concentrated using California as a whole as the destination market. More narrow geographic market definitions based on northern California are highly concentrated in a few time periods; however, such markets have limited relevance given that the market must encompass both northern and southern California in order for vertical market power to be exercised in this case. This is because the upstream ability (the control of natural gas delivery systems) is in the north and the downstream incentive (the ownership of power plants) is in the south, so that both areas would be involved if vertical market power could be realized in the marketplace. Under the Commission's guidelines, these results suggest that additional review of vertical market power issues is not needed because vertical market power is not considered to be likely unless both the upstream and downstream markets are highly concentrated.

     Second, the Plan does not create any new vertical business relationships and it does not materially affect the upstream ability in the gas market or the downstream incentive in the electricity market to exercise vertical market power, nor does it change the way in which such ability and incentive is combined. Instead, it is separating elements of a vertically integrated utility into two independent companies. The Corp. gas pipeline and electric power plant assets that potentially give rise to vertical market power concerns are consolidated under a single holding company now, and will remain consolidated following the proposed Plan./2/ Accordingly, the Plan does not combine or rearrange physical assets in a way that would enhance the ability to exercise vertical market power. Likewise, the downstream incentive to exercise vertical market power is

___________________

/2/ Note that control over some generation assets is transferred to Reorganized Pacific Gas and Electric Company ("Reorganized PG&E") through the Power Sales Agreement between Parent and Reorganized PG&E. While this contract effectively transfers control away from Parent, it also effectively removes any vertical concern because of the fixed contract price.

     unaffected by the implementation of the Plan if the reasonable assumption is made that PG&E's net buyer position on behalf of its native load would be offset regardless of the Plan. Such an offset could take a variety of forms, such as a purchased power cost pass-through mechanism or coverage of the net open position by the California Department of Water Resources ("CDWR"), and is likely to be needed regardless of the Plan. It is also worthwhile to note that the Plan requires PG&E CGT to transfer its assets to GTrans, which will be an interstate pipeline. This means that the PG&E CGT assets, which are currently regulated by the California Public Utilities Commission ("CPUC"), would be regulated as a FERC jurisdictional interstate pipeline. The study discusses the potential vertical market power implications of this jurisdictional shift and concludes that any such impact would be incidental and immaterial in the market place.

     Third, although additional review is not needed, I have undertaken a study to assess the potential profitability of a raising rivals' costs strategy following the Plan. Specifically, I examined whether a consideration of NEG's downstream profits from its power plants in the relevant geographic market plus the reorganized gas transmission company's (GTrans) upstream profits would be likely to create an incentive to materially raise gas transportation rates in order to increase downstream electricity prices. I find that this is not likely. Most importantly, PG&E CGT does not currently discount its Firm Transportation ("FT") rates in the absence of competition. Assuming that GTrans continues to be subject to maximum lawful rates, as PG&E CGT is today, GTrans could not raise rates in order to increase rivals' costs. If competition among pipelines arises in the future because of the Plan, any resulting discounts in FT rates would reflect increased competitive pressures in the market place, not reduced competition. Moreover, a profit analysis indicates that the downstream incentive due to the NEG's ownership or control of generation would not have a material impact on the level of such a discount.

     I also considered whether the provision of information by GTrans relating to rivals' activities would materially advantage NEG's electric operations or provide opportunities to increase prices./3/ I conclude that NEG has insufficient downstream generation in the market for this to be a valid concern. In any case, I understand that Corp. has committed to a code of conduct that would prohibit GTrans from disclosing to its energy affiliates any information that it receives

___________________________

/3/ These activities especially include those covered under Standards E&F of the Pipeline Code of Conduct.

     from nonaffiliated shippers or potential nonaffiliated shippers. This is consistent with the Commission's order in the Dominion CNG case./4/

Q.   Please describe how your market study is organized.

A. The study is organized in three major parts. The first part addresses the upstream and downstream markets using the analytical framework proposed in the Commission's merger guidelines, which has the following elements: (1) identify the relevant products, (2) define the relevant geographic markets and (3) analyze the competitive conditions in the respective markets.

     Using this framework, I examined the short-run competitiveness of upstream markets using customer holdings of FT rights within a relevant geographic market to measure market structure. The relevant geographic market is defined solely from the perspective of GTrans (the successor company to PG&E CGT), as discussed below. The analysis of the downstream market is based on three destination markets: northern California (the NP15 transmission zone), northern California plus the ZP26 transmission zone, and California as a whole (the NP15, ZP26, and SP15 zones). I rely most heavily on the last of these (California as a whole) because this is the smallest market in which a vertical market power concern is likely to arise because the upstream ability is located in the north

____________________________

/4/ See, Dominion Resources, Inc. and Consolidated Natural Gas Co., 89 FERC (P) 61,162 (1999).

     (NP15 and ZP26), while the downstream incentive is located in the south (SP15 and ZP26). The other markets are studied as conservatively-defined alternatives in order to complete the record.

     The second part of the study is a qualitative analysis of the upstream ability and downstream incentive to exercise vertical market power and whether the Plan materially changes either of these considerations.

     The third part of the study is an additional review of potential profitable increases in downstream market prices following implementation of the Plan. This profit study is based on a view that California as a whole is the relevant geographic market. As mentioned, this is the smallest geographic market in which a vertical market power concern could arise because GTrans' upstream ability to engage in a vertical market power strategy is confined to northern California, while NEG's generation assets in the relevant downstream electricity market are located in southern California. Accordingly, any successful vertical market power strategy necessarily would require GTrans to take some action against rival power plants it serves in the north in order to raise electricity prices in the south so as to benefit the NEG plants. The profit study focuses on the strategy of raising rivals' costs and is based on a simple stacking model of California generation. It calculates the optimal increase in upstream transportation rates (assuming a discount that would leave room to increase rates in the first instance) due to NEG's downstream generation as disciplined by gas rivals not served by GTrans.

IV.  DESCRIPTION OF PLAN OF REORGANIZATION

Q. Please describe the elements of the Plan of Reorganization that are relevant to your analysis.

A. Upon Plan consummation, PG&E's generation, electric transmission, gas transmission, and storage operations will be transferred into separate limited liability companies pursuant to the Plan. Following the implementation of the Plan, Corp. will change its name, although that name has not been determined. For the purposes of this study, I call this entity "Parent" in the post-Plan period. The transmission assets of PG&E will be transferred to ETrans. The gas transmission and storage assets of PG&E CGT will be transferred to GTrans. The nuclear and hydro assets of PG&E will be transferred to Gen. These three entities will be wholly-owned subsidiaries of a newly formed corporation, Newco, which also will be affiliated with other subsidiaries of Corp. of which the sole relevant entity is NEG. NEG owns multiple subsidiaries engaged in merchant generation, power and gas marketing, and gas pipeline operations. The Reorganized Pacific Gas and Electric Company ("Reorganized PG&E") will continue as a gas and electric distributor and electricity and gas supplier to its existing native load electric customers and core gas customers. Reorganized PG&E also will retain all but one of PG&E's existing wholesale electric purchase and sales contracts and obligations. The purchase obligations include approximately 3,000 MW of QF capacity. Reorganized PG&E will be spun off to shareholders and be fully independent of Parent. The reorganization of Parent is scheduled for completion as of December 31, 2002 and the spin off of Reorganized PG&E is expected shortly thereafter.

     Currently, Corp. owns and operates two major gas pipeline systems: Pacific Gas Transmission-Northwest ("GTN") and PG&E CGT. GTN is owned by NEG and is an interstate pipeline under FERC's jurisdiction, while PG&E CGT is a Hinshaw pipeline under the jurisdiction of the CPUC. The physical gas transmission assets owned by Corp. are not changed under the Plan, although a small 3-mile pipe segment will be transferred from GTN to PG&E CGT and then to GTrans (the successor organization to PG&E CGT) as part of the reorganization that eliminates PG&E CGT's Hinshaw exemption. The impact of eliminating the Hinshaw exemption is to transfer regulatory jurisdiction of the PG&E CGT assets from the CPUC to FERC. As a FERC-jurisdictional pipeline, GTrans proposes to operate initially under a tariff essentially based on the current California Gas Accord. This interim tariff would be in effect until GTrans operates under Section 4 rates that will be filed within 14 months of the acceptance of its FERC certificate. After this transition period, GTrans will operate under a fully compliant FERC tariff.

Q.   What electric loads will Reorganized PG&E serve?

A. PG&E currently serves only that portion of its load that can be met (based on an after-the-fact calculation) from its existing resources and contracts. The balance of its load is met by the CDWR. The division between the two entities is not apparent to customers since all are served under the same set of tariffs and PG&E meters and bills all of its native load customers.

     Over the past nine months, CDWR has been entering into long-term contracts. As discussed more fully below, the volume of contracts that it has entered into will, in some years, be very nearly sufficient to fully meet that portion of Reorganized PG&E's load that is not met from PG&E's existing resources and contracts. To the extent that Reorganized PG&E's load exceeds the sum of its existing resources and CDWR's contracts, there is a gap to be met in the short-term market, termed the "net open position." Under certain conditions specified in the Plan, Reorganized PG&E may be in a position to take on responsibility for procuring energy to meet the net open position. These conditions relate generally to Reorganized PG&E's credit rating and to state regulatory provisions that assure full recovery of supply costs to meet the net open position.

Q.   What generating assets and contracts will Reorganized PG&E retain?

A. PG&E will retain two conventional fossil units totaling 105 MW and two mobile combustion turbines totaling 30 MW at the Humboldt Bay Power Plant. Also located at the Humboldt site is a closed nuclear unit in the early stages of decommissioning. Additionally, PG&E will retain the Hunters Point Power Plant (consisting of a 163 MW steam unit, a 52 MW combustion turbine, and two synchronous condensers), for a total fossil portfolio of 350 MW. In addition, it has output contracts for approximately 4,582 MW of qualifying facilities, 54 MW of which are due to expire by early in 2003. Thus, it controls approximately 4,932 MW of capacity. It also will retain contracts with the Western Area Power Authority ("WAPA") and Puget Sound Power and Light ("Puget"). The WAPA contract is an exchange contract in which PG&E absorbs the output from certain WAPA hydro facilities and returns power in like amounts. Because WAPA has a positive "bank" built up over a period of several years, which it now is drawing upon, this contract results in net sales from PG&E to WAPA. The Puget contract is a seasonal diversity (energy) exchange contract calling for the exchange of up to 300 MW. In addition, it has 450 MW of bilateral contracts with power producers that expire at the end of 2003. Thus, it will own or have entitlement to approximately 5,700 MW of power in the summer of 2003 apart from its Power Sales Agreement with Gen.

Q.   What assets are being transferred to Gen?

A. Transferred assets include the two unit 2,174 MW Diablo Canyon nuclear station, the three unit 1,212 MW Helms pumped storage station, and approximately 3,752 MW of hydroelectric generation. The latter includes approximately 1,048 MW of long term contracts to operate and purchase energy from facilities owned by irrigation districts in addition to 20 MW of generation from the Grizzly plant owned by the City of Santa Clara (Silicon Valley Power) and operated by PG&E. Thus, transferred resources are approximately 7,138 MW.

Q.   Does Gen own or control any other generation?

A. Gen's parent also owns 100 percent of NEG. NEG owns generation throughout the U.S. However, its holdings in the WSCC are very modest. It owns 50 percent (237 MW) of a combined cycle plant in Oregon and a variable interest roughly equivalent to approximately 5 MW of a waste coal unit in Montana. Both are under long-term contract to PacificCorp and Montana Power, respectively.

Q. Is NEG or any other future affiliate of Newco or the reorganized PG&E constructing any generation in the WSCC?

A. Yes. NEG has recently completed a 66 MW wind power facility at Mountain View that is connected to Southern California Edison in SP-15. It is building a 1,121 MW combined cycle unit at La Paloma in central California (ZP-26) scheduled for completion in 2002. It has acquired long term rights to up to 250 MW of the Otay Mesa power plant in the San Diego basin (SP-
     15), scheduled for completion in 2003. It is constructing a 1,092 MW combined cycle facility at Harquehala in Arizona, scheduled for completion in 2003. It is planning a 598 MW combined cycle unit at Umatilla in Oregon and a 1,196 MW two-unit combined cycle station at Meadow Valley in southern Nevada. Both the Umatilla and Meadow Valley units are planned to come on line in 2004. Despite the fact that these are outside the timeframe of my analysis and insufficiently advanced to warrant inclusion in my analysis, conservatively have included them as Parent-controlled capacity in computing Parent's share of the market. NEG also is acquiring output rights to two peaking units totaling 88 MW in SP-15 by contract. Under the contract, NEG shares in the operating profits of the facilities; I therefore treat them as NEG-controlled capacity. Finally, NEG is constructing a 113 MW unit in Colorado, scheduled for completion in 2002, though all output will be sold under a long-term contract to Public Service of Colorado. Thus, NEG will control approximately 4,411 MW of capacity in the WSCC by 2004. As discussed below, this study has focused on NEG's generation facilities located in California, which amounts to about 1,525 MW. All of the NEG's capacity in the WSCC, as well as that of its competitors, is reported in Exhibit No. PGE-3-2.

V.   THE FERC'S VERTICAL SCREENING ANALYSIS

Q. What market power issues has the Commission focused on in assessing the vertical combination of gas pipelines and electricity production and marketing?

A. The Commission's concerns have been expressed in the context of regulations and orders concerning "convergence" mergers between electric companies and gas pipelines. The Commission has indicated that under some circumstances a merger involving a supplier of generating fuels could give rise to vertical concerns. The principal issue the Commission has identified is whether the merger may create or enhance the ability of the merged firm to exercise market power in downstream electricity markets by control over the supply of inputs to rival producers of electricity./5/ Three potential abuses have been identified: the

_____________

/5/ A discussion of the Commission's approach to convergence mergers is found in Enova as well as in Order No. 642.

     upstream firm acts to raise rivals' costs or foreclose them from the downstream market in order to increase prices received by the downstream affiliate;/6/ the upstream firm acts to facilitate collusion among downstream firms;/7/ or transactions between vertical affiliates are used to frustrate regulatory oversight of the cost/price relationship of prices charged by the downstream electricity supplier./8/ The Commission has expressed the specific concern that convergence mergers involving an upstream gas supplier serving the downstream merger partner, as well as competitors of that partner, could provide preferential terms of service or access to commercially valuable information to its new affiliate.

__________________

/6/ Foreclosure (or raising rivals' costs) refers to the situation in which a vertically integrated firm withholds inputs that are produced by the upstream portion of the firm from rivals in the downstream market, or makes them available on a basis intended to raise the rivals' input costs. The goal of this strategy is to increase the production costs of the downstream rivals and create a market advantage for the downstream portion of the firm and/or to raise market prices at which the downstream affiliate sells.

    Provided that competitors in the downstream market have adequate alternative sources of the input in question, foreclosure will not affect prices in the downstream market. However, if the reduction in supply by the upstream supplier leads to higher costs to marginal generators in the downstream market, prices in the downstream market could be increased. Thus, foreclosure will affect electricity markets only if the upstream supplier has market power over supplies to price-setting downstream generators.

/7/ Facilitating coordination concerns arise if the combination either positively affects the ability of competing firms to tacitly agree to raise prices (or restrict output) or decreases the incentive for firms to compete aggressively on price or service. As with foreclosure, whether this is an issue depends upon the competitive conditions in the relevant upstream and downstream markets.

/8/ Regulatory evasion concerns may be relevant if one of the consolidating firms is price regulated and the other is not. The concern is that the regulated firm might buy from the unregulated firm at above market prices (or sells to it at below market prices), thereby transferring profits to the unregulated entity while recovering the higher costs (lower revenues) under cost of service principles in the regulated sector. The concern is that the new vertical relationship could impede regulatory review of

     In order for a gas transmission/electric vertical market power strategy to be successful in raising rivals' costs (i.e., market prices for electricity), a number of structural conditions are necessary: (1) gas transportation alternatives must be absent or limited; (2) enough generating capacity must be affected so that market prices are impacted; and (3) both the upstream and downstream markets must be conducive to the exercise of market power following the merger. If these conditions are present, a final consideration is whether or not a vertical strategy to raise prices would be profitable (i.e., whether the merged firm's gain in electricity profits outweighs any lost profits on natural gas transportation). It is appropriate to consider existing regulatory constraints in assessing profitability.

Q. Under the Commission's guidelines, what are the elements of the vertical screen analysis?

A.   There are four elements:

     1. Describe the relevant products for the upstream and downstream markets.

     2. Define the relevant geographic market for the upstream and downstream markets.

_________________________

    the costs of the regulated firm since transfers might not be at market prices. To date, the Commission has accepted adequate regulatory oversight as a remedy for this concern.

     3. Evaluate the current competitive conditions in the upstream and downstream markets and the effect of the contemplated merger on those markets.

     4. Evaluate other factors that are relevant to the proposed merger.

     As part of the third step, the Commission requires a methodology to analyze competitive conditions in the downstream electricity market, based on the Commission's vertical market power analysis prescribed in Order No. 642.
     To perform this analysis, a standard market power screening analysis is performed in accordance with Appendix A of Order 642; however, downstream generating capacity is attributed to the upstream input supplier, rather than the owner, for generating plants using the fuel at issue (in this case, natural gas). That is, applicants are instructed to conduct an analysis assuming that whoever provides the fuel supply to a generation unit potentially may control the unit, or otherwise be able to raise its fuel costs./9/ The resulting concentration statistics, measured

________________

/9/ See Appendix 3 for a detailed description of the logic used to assign or "attribute" particular pipelines to particular power plants. Note that non-gas fired generating units are attributed to their owner (or party that controls them). Accordingly, the nuclear and hydro capacity is attributed to Reorganized PG&E in this analysis because of the Power Sales Agreement between the Parent and Reorganized PG&E.

     using the Hirfindahl-Hirschman Index ("HHI"), should reflect this upstream-to-downstream attribution./10/

     The Commission has emphasized that a strategy to raise rivals' costs would be plausible only if both the upstream and downstream markets are conducive to the exercise of market power. That is, if either the upstream or downstream market is shown to be workably competitive, rivals' costs most likely cannot be raised, regardless of the competitive conditions in the other market. The screen employed by the Commission is that the markets must be highly concentrated (HHI in excess of 1800) for the test to be failed./11/

     If the screening analysis suggests that both the upstream and downstream markets are highly concentrated and therefore conducive to the exercise of market power, the Commission's regulations state that applicants can either: (1) demonstrate

__________________

/10/ The Commission noted in the Dominion Order (and as stated in Enova): "what is pertinent for the purpose of evaluating whether a vertical merger poses a competitive concern, is whether relevant upstream and downstream markets are highly concentrated (i.e., HHI of 1,800 or above.)"

/11/ To determine whether a proposed merger will have a significant anticompetitive impact, the DOJ and FTC consider the level of the HHI after the merger (the post-merger HHI) and the change that results from the combination of the market shares of the merging entities. Markets with a post-merger HHI of less than 1,000 are considered "unconcentrated." The DOJ and FTC generally consider mergers in such markets to have no anticompetitive impact. Markets with post-merger HHIs of 1,000 to 1,800 are considered "moderately concentrated." In those markets, horizontal mergers that result in an HHI change of 100 points or fewer are considered unlikely to have anticompetitive effects. Finally, post-merger HHIs of more than 1,800 are considered to indicate highly concentrated markets.
     The Guidelines suggest that in these markets, horizontal mergers that increase the HHI by 50 points or fewer are unlikely to have a significant anticompetitive impact.

     that it would be difficult to actually raise rivals' costs, (2) directly evaluate whether customers of the upstream input supplier can readily switch to alternative suppliers or inputs in response to any actions taken by the Applicants' upstream supplier, or (3) show that a strategy of raising rivals' costs would not be profitable./12/

     Finally, if after considering all of these factors the merger still raises competitive concerns, the Commission requires that applicants propose specific mitigation measures./13/

Q. What are the potential vertical market power concerns associated with the proposed reorganization of PG&E?

A. The relevant market power concern in this case stems from the vertical integration of the electric generating facilities owned or controlled by the NEG subsidiary of Parent and the natural gas transportation system owned and operated by GTrans and GTN following the Plan. Specifically, the issue is whether Parent would be able to use its control of GTrans and GTN in a manner that would adversely impact competitive conditions in the relevant downstream electric generation

_________________

/12/ 18 C.F.R. (S)33.4(g)(4).

/13/ 18 C.F.R. (S)33.4(d).

     market. This potentially could involve the issue of whether GTrans and GTN can withhold or impair service to rival downstream competitors in a manner that increases downstream prices received by the affiliated NEG generation.

     In order to provide a conservative view of this issue, I have focused my inquiry on the gas-electric issues in California. This is the smallest relevant market in which a potential vertical competitive issue could arise. If the relevant market were defined so as to include the Pacific Northwest, any potential concern would be substantially reduced by additional competition in the upstream market (pipelines other than PG&E's) and by additional competition in the downstream market (the additional generation located in the Pacific Northwest)./14/ Likewise, if the relevant market were defined so as to include the Desert Southwest, both the upstream and downstream markets would encompass many more competitors. If an analysis of the California market indicates no significant vertical concern in this case, the same conclusion would be reached by an analysis of a relevant market that is expanded in either direction (into the Northwest or into the Desert Southwest).

________________

/14/ PG&E CGT serves 100 percent of the gas fired power plants in northern
     California. By comparison, GTN serves about 20 percent of the gas-fired plants in the Pacific Northwest--an area in which gas-fired plants make up about 10 percent of the total installed capacity due to the prevalence of hydro and coal facilities. Any vertical concern in this area is substantially diluted by comparison to California.

A.   Competitive Analysis of the Upstream Market

Q.   What is the relevant product in your analysis of the upstream market?

A. In accordance with Commission guidelines, the relevant product is delivered gas. For the purposes of this study, particular attention is paid to the transportation component of the delivered gas product, which is the service provided by GTrans and GTN. Neither GTrans nor GTN is a seller of the gas commo dity.

Q. What is the relevant geographic market in your upstream analysis and what approach do you use to define it?

A. The Commission does not have precise filing requirements with regard to how the geographic market should be defined for the upstream market. The Commission has previously indicated that it is important to identify relevant competitive alternatives of a merging firm's transportation service as only sellers of such alternatives would be in a position to provide a good substitute. A good substitute is one that can be provided quickly, at a low enough price, and at comparable quality. This could include shippers with FT holdings on rival pipelines as well as shippers holding FT rights on GTrans. Because of the Commission's capacity release rules, a short-term secondary market for firm transmission rights exists on all jurisdictional pipelines. Under a FERC tariff, the FT rights on GTrans could be similarly resold. /15/ Even if transportation service on other pipelines is not considered to be a good substitute for GTrans service, it seems clear that capacity release on GTrans would be a good substitute for FT service from GTrans itself if it is available.

     To confirm that FT service is likely to be available in the secondary market, I have examined secondary market transaction data that are made known to PG&E CGT. /16/ For each transaction, I have reviewed the amount of assigned capacity (in MDth per day or roughly MMcf per day), the beginning and ending dates of the assignment, and the path involved (Redwood, Baja or Silverado). In order to develop an indicator of the amount of secondary trading occurring in a given time period, I have used the beginning date of the assignment as a proxy for the time at which the assignment occurred. The amount of trading in a period can be

____________________

/15/ This is true today for FT service provided by PG&E CGT. It also will be true after the PG&E reorganization and the transfer of the PG&E CGT assets and other assets to GTrans. Under the PG&E proposal, services that have been provided by PG&E CGT for the last several years under the 1998 California Gas Accord will be furnished initially by GTrans under a FERC tariff that generally follows the PG&E CGT Gas Accord tariff. After an initial period, GTrans will operate under a fully compliant FERC tariff. FT capacity can be released into the secondary market under both phases of the proposal for FERC jurisdiction.

/16/ PG&E CGT is informed of a secondary trade if the original holder of the FT right wishes PG&E CGT to invoice the assignee for the service instead of the original right holder. Other secondary trades not needing the invoicing to be switched by PG&E CGT are not known to PG&E CGT. Such trades, the importance of which I have not been able to assess, would add to those reviewed for this study.

     compared to the capacity of the indicated path in order to provide a measure of the activity in the secondary market.

     Exhibit No. PGE-3-3 shows the results of the analysis of secondary trading activity for FT rights on the PG&E CGT system. The top section of the exhibit shows the capacity of the three major paths, as well as the aggregated total capacity. The next three sections of the exhibit show the amount of FT capacity that was traded in three one-year time periods. The latest report available was for September 2001 and accordingly, October to September is taken as the annual period. Three complete October-to-November periods could be assembled from the available data.

     In the first of these annual periods (October 1998 - September 1999), 728 MDth per day of FT capacity on the Redwood path was traded in the secondary market. This compares to the Redwood capacity of 1,750 MDth per day. This means that about 42 percent of the Redwood capacity was traded to someone other than the original FT right holder during this period. Accordingly, a substantial amount of capacity was exchanged indicating an active market. The trading on the Baja path amounted to about 27 percent of the path's capacity, while that on the Silverado path was about 137 percent. Overall, about 42 percent of the system capacity was traded during this 12-month period.

     The results are similar for the other two years shown in Exhibit No. PGE-3-
     3. There was somewhat more trading in the second period (October 1999 - September 2000), amounting to about 57 percent of the overall system capacity, and about the same amount of trading in the third period (October 2000 - September 2001) as in the first. Overall, this amount of trading is adequate to support the conclusion that FT capacity is likely to be available in the secondary market.

     For the purpose of this study, I have defined the relevant upstream geographic market based solely on deliveries made by GTrans. I have not considered deliveries made by GTN because it is not necessarily a good substitute for GTrans service. This is a conservative definition in that including the Pacific Northwest (Washington and Oregon) would expand the number of pipelines and the number of FT holders. This necessarily would reduce market concentration. Focusing on GTrans results in a substantially more narrow market definition.

     For this market definition, the competitive substitution is considered to occur directly on GTrans itself between FT customers of the pipeline. This market definition is consistent with the inquiry in this case. The issue is whether gas deliveries to rival downstream generators could be manipulated so as to create an advantage for downstream generators affiliated with GTrans. The rival generating plants in question currently are directly connected to PG&E CGT system. For these rivals, I have made the assumption that no other pipeline would be able to provide the required service if GTrans were to foreclose service or to raise the price of its transportation service./17/

Q. Where did you gather information about Firm Transportation rights used to calculate market concentration?

A. A customer index was obtained from PG&E CGT that includes the names of FT shippers along with their contract termination date and maximum daily quantity of gas as of August 1, 2001. This index was used to develop market concentration statistics for holders of FT rights on GTrans./18/

Q.   What types of FT service is provided by GTrans?

A. PG&E CGT currently provides FT service over three major delivery paths on its pipeline system. These are the Redwood, Baja and Silverado paths. Customers may hold FT rights on any of these paths. The Redwood path is the main line in

____________________

/17/ Note that this could change in the future. GTrans may be in a better position to compete to serve power plant customers in southern California under FERC jurisdiction and several pipelines have announced planned expansions into northern California, including Sonoran, Ruby and Mojave.
     If so, some power plant customers may have multiple pipeline options in the future, which would enhance the competitiveness of the upstream market for delivered gas.

/18/ Note that this customer index is confidential under CPUC rules and so the names of shippers have been masked in my report. The confidential customer list is provided in my confidential Workpapers, along with the key to the masking.

     the northern part of the PG&E CGT system that can be used to deliver gas from Malin at the California-Oregon border to the PG&E Citygate in the San Francisco Bay area. The Baja path is the main line in the southern portion of the PG&E CGT system that can be used to deliver gas from Topock at the Arizona-California border to the Citygate. The Silverado path is used to deliver gas produced in California to the Citygate. A fourth path, the Mission path, is used to deliver gas to and from storage facilities and is not considered as part of this analysis. It has been excluded because gas deliveries from storage may be a somewhat more expensive alternative than arrangements for flowing gas.

     Each of the three paths described above can be used to deliver gas to the PG&E Citygate and therefore would be a good alternative for a rival generator that is served behind the Citygate. Note that the Redwood and Baja paths can be used for deliveries to other points on the PG&E CGT system, but this flexibility is not explicitly considered here./19/

     In addition to these three major paths, PG&E CGT also provides FT service that is used to deliver gas to both core and non-core customers. Under current

____________________

/19/ For example, FT service on the Redwood path can be used to deliver gas from Malin at the California-Oregon border to the Citygate or from Malin to Topock at the Arizona border or Malin to the Wheeler Ridge interconnection with the SoCal Gas system. Note that all of PG&E CGT power plant customers currently are served behind the "Citygate," and presumably have the Citygate as the delivery point. So, these other delivery points are not pertinent to this study.

     regulatory rules (the 1998 Gas Accord as approved by the California Public Utilities Commission), core customers receive bundled service from PG&E, while non-core customers receive unbundled transportation service from PG&E CGT and make their own arrangements to purchase the gas commodity. PG&E CGT distinguishes FT that is used for these two purposes./20/

Q.   What are the results of your analysis of the upstream market?

A. The results of the upstream competitive analysis are summarized in Exhibit No. PGE-3-4. The detailed information on the market shares of individual market participants is shown in Exhibit Nos. PGE-3-4a to PGE-3-4d. In Exhibit No. PGE-3-4, the base case consolidates the three major delivery paths on PG&E CGT and it also combines each customer's FT rights that are held for deliveries to core customers with those held for deliveries to non-core customers. I have conducted sensitivity analyses to examine the results under alternative assumptions regarding the consolidation of FT holdings by path.

     The exhibit shows that the base-case FT holdings on the three main PG&E CGT paths (Redwood, Baja and Silverado) have a market concentration of 1,140, as

____________________

/20/   In addition, PG&E CGT is not involved in sales of commodity gas to core customers. This is handled by a separate unit within PG&E.

     measured by the HHI./21/ This is considered to be a moderately concentrated market under the DOJ/FTC Horizontal Merger Guidelines and under Order No. 642. As such, the upstream market is not highly concentrated and would not be considered to be conducive to the exercise of vertical market power under the Commission's guidelines.

     This conclusion would not change if alternative market definitions were used. If the Silverado path (for gas production in California) were not included in the market, the HHI would increase to 1,207 indicating that the market is only moderately concentrated, as in the base case. Likewise, neither of the HHIs based solely on the Redwood and Baja paths separately exceeds 1,800, the Commission's threshold for a highly concentrated market.

     In the light of these results, I conclude that the upstream market is not highly concentrated irrespective of which set of PG&E CGT paths are used. With these findings, it is presumably not necessary to examine downstream markets because the Commission has noted that vertical market power is not likely to be a concern unless both the upstream and downstream markets are highly concentrated.

____________________

/21/ The definition of these paths and the make up of the holders of FT rights would not change under the Plan, in which GTrans would operate the PG&E CGT system. Accordingly, I assume that market concentration on the GTrans system would be the same as I have calculated for PG&E CGT.

     Nonetheless, I have examined the competitive circumstances in downstream markets as well, in order to complete the record.

     B.   Competitive Analysis of the Downstream Electricity Market

Q. Please describe the analytical methodology used to study the competitiveness of downstream markets.

A. I evaluated the competitive effects of the combination using the methodology described in the Commission's Orders Nos. 592 and 642, as supplemented by guidance in convergence merger orders./22/ In Order Nos. 592 and 642, the Commission adopted the DOJ/FTC Merger Guidelines for measuring market concentration levels using the HHI statistic.

     Under the Commission's vertical market power guidelines, the increase in the HHI associated with vertical mergers is not the issue, since the delivery of gas is not deemed to give the upstream affiliate control over generation./23/ Accordingly, the change in the HHI that is associated with the Plan is not reported for the purposes of this study. Note that any such change would be negative because of the Power Sales Agreement between Gen and Reorganized PG&E under the Plan.

________________

/22/ 18 CFR Part 2, Docket No. RM96-6-000, Order No. 592, December 18, 1996.

/23/ Dominion Resources, Inc. and Consolidated Natural Gas Company, 89 FERC (P)
     61,162 (1999).

     This Agreement has the effect of deconcentrating the downstream market because the hydro and nuclear assets will be controlled by Reorganized PG&E, thereby separating these assets from other downstream market generation assets in the absence of the Plan. This effect is discussed in greater depth by my colleague, Dr. Hieronymus, in his testimony on horizontal market issues. In any event, this effect is not considered pertinent to the vertical analysis under the Commission's guidelines.

     Appendix A of Order No. 592, as affirmed by the Commission in Order No. 642, describes a delivered price screening methodology to be used in assessing competitive effects in electric utility mergers. In order to conduct the delivered price test, this investigation uses the Competitive Analysis Screening model ("CASm") to conduct FERC's destination market analysis. This model has been used in many horizontal merger analyses and is used in the downstream analysis herein. This model can best be thought of as measuring the structure of potential competitors who can serve loads in the destination market at price levels prevailing in that market. CASm is described more fully in Exhibit No. PGE-3-5.

     CASm is set up to encompass a region large enough to assure that it includes all relevant suppliers. Inclusion of suppliers does not presuppose that they will, in fact, be meaningful competitors, and many are allocated no share in the CASm results. This model encompasses all of the Western Systems Coordinating Council and contains over 50 interconnected control areas and other trading entities./24/ CASm is based on a transportation model of the interconnected transmission system. The model depicts transmission limits between control areas on both a simultaneous and non-simultaneous basis, as well as transmission rates for delivery of power from one control area to another. It includes a dispatch cost for each generating unit (about 1,800 generating units with roughly 180,000 MW of capacity) based on publicly available information on fuel costs, heat rates and variable O&M costs. CASm finds the economic capacity of each supplier that can be delivered into a destination market at no more than 105 percent of the prevailing price in that market. Since the aggregate deliveries routinely exceed the delivery capacity of the transmission network, CASm also solves for each supplier's pro rata amount of economic capacity that can be delivered.

     CASm is a linear programming model and includes each potential supplier as a distinct "node" or area that is connected to the transmission network. Each link in the network has its own non-simultaneous transmission limit and cost./25/ Potential

____________________

/24/ A complete list of the utilities included is provided in the Workpapers.

/25/ Each transmission link is limited by the Available Transmission Capacity reported on various OASIS sites. These are computed by each transmission owner on a non-simultaneous basis, meaning that suppliers are allowed to use all economically and physically available transmission links or paths to reach a relevant geographic market. In instances where more generation meets the economic criteria of the delivered price test than can actually be delivered on the transmission network, scarce transmission capacity is allocated on a pro-rata basis to all economical suppliers./26/

     I evaluated 14 time periods to reflect different market conditions based on load levels and on generating availability, as described in the Data and Methodology Appendix in Exhibit No. PGE-3-6. Specifically, I divided hours between the Summer, Fall, Winter, and Spring seasons to reflect differences in generating availability and then further differentiated by load levels during each season.

     The dates included in each season are shown in the table below:

                                       Dates in Each Season
     --------------------------------------------------------------------------------
              Summer            Fall            Winter               Spring
     --------------------------------------------------------------------------------
             July to        October to      January to March     April to June
            September        December
     --------------------------------------------------------------------------------

__________________

     ATC is the amount of additional capacity between two transmission areas assuming that all other flows remain constant.

/26/ Note that the pro rata allocation of transmission capacity in CASm ensures that a pro rata share of each fuel type (e.g., coal, gas, and oil) is delivered across each interface. Without this feature, economic elements in the CASm solver otherwise would cause the gas-fired plants owned by some utilities in neighboring control areas to fail to get their full pro rata share of transmission capacity.

     For each season, I segmented hours into peak and off-peak periods./27/

     For the Summer and Winter seasons, I further segmented the peak hours based on PG&E's load as follows: The Summer / Winter Top Peak hours consist of the top 1 percent of the hours during the peak period during the seasons. The top 1 to 10 percent of the peak hours were also segmented into a separate period (termed Summer Mid-Peak and Winter Mid-Peak). The remaining peak hours were grouped into a separate period (termed Summer Base-Peak and Winter Base-Peak).

     For the Fall and Spring seasons, I segmented the peak hours into two periods. The top 10 percent of the load hours during each season are termed the Fall Top Peak and Spring Top Peak periods, while the remaining peak hours during each season are termed the Fall Base-Peak and Spring Base-Peak.

     The periods evaluated (and the designations used to refer to these periods in exhibits) are:

     SUMMER (July-September)

          Top Peak (S_TP):    Top 1 percent of peak load hours

          Mid-Peak (S_MP):    Top 1-10 percent of peak load hours

____________________

/27/ Peak and off-peak hours were defined based on NERC's definition. Peak hours include 6:00 AM- 10:00 PM, Monday through Saturday. See
     ftp://www.nerc.com/pub/sys/all_updl/oc/opman/apdx1f.doc.
     -------------------------------------------------------

     Base-Peak (S_BP):   Remaining peak hours

     Off-Peak (S_OP):    All off-peak hours

   WINTER (January-March)

     Top Peak (W_TP):    Top 1 percent of peak load hours

     Mid-Peak (W_MP):    Top 1-10 percent of peak load hours

     Base-Peak (W_BP):   Remaining peak hours

     Off-Peak (W_OP):    All off-peak hours

   SPRING (April-June).

     Top Peak (SP_TP):   Top 10 percent of peak load hours

     Base Peak (SP_BP):  Remaining peak hours

     Off-Peak (SP_OP):   All off-peak hours

   FALL (October-December).

     Top Peak (FP_TP):   Top 10 percent of peak load hours

     Base Peak (FP_BP):  Remaining peak hours

     Off-Peak (FP_OP):   All off-peak hours


     Exhibit No. PGE-3-7 shows 1999 data available from the California ISO as weighted by load in various time periods and regions. Considering the energy troubles that faced the State last year, I elected to use year 1999 data rather than 2000 because I believe the former is more representative of prospective market conditions. The exhibit also shows corresponding information on forward electricity prices from Platt's Energy Trader. Based upon this information regarding prices in various time periods, I have evaluated conditions assuming market prices in each relevant geographic market ranging from $15 per MWh in the Shoulder Off-Peak period to $150 per MWh in the Summer Highest Peak period. These prices are intended to cover a range of possible market conditions occurring during the course of a year.

Q.   What is the relevant product market?

A. The relevant downstream product market is wholesale electric energy. I have used the economic capacity measure, as defined in Appendix A of Order Nos. 592 and 642, to evaluate this product because it represents supplies that can reach a destination market both from an economic and physical delivery perspective./28/ My analysis of vertical issues does not explicitly address the available economic

_______________

/28/ As noted earlier, economic capacity includes all generation capacity that can be delivered to the destination market at a cost of less than 105 percent of the prevailing price during various times of the year.

     capacity measure./29/ Moreover, I have not considered the Uncommitted Capacity measure in this study./30/

Q.   What are the relevant geographic markets?

A. I have conducted a downstream market analysis using the Commission's modified delivered price test (modified for the attribution of downstream power plants to upstream gas pipelines, as discussed below) for three geographic markets. I consider that the California ISO as a whole is the smallest destination market in which a potential vertical market power concern could arise. With the exception of the La Paloma plant in ZP26, the downstream beneficial capacity is located in SP15, while the upstream ability is due to the gas-fired rival plants served by

___________________

/29/ A study of Available Economic Capacity is not needed in this case for two reasons. First, the Commission has stated that it has "not concluded that available economic capacity is a superior measure upon which to base our merger review decisions" and, rather, has based its analysis on economic capacity. Ohio Edison Co., 81 FERC (P) 61,110, at 61,405 (1997). Second, the Available Economic Capacity measure is closely associated with the Uncommitted Capacity measure used by the Commission to assess the market for generation capacity. See the discussion in the following footnote.

/30/ The Commission's principal use of the Uncommitted Capacity measure has been to assess competitive conditions in the short-term (one year or longer, but shorter than 2 to 5 years) capacity market. The projection of vertical market power from control of upstream gas supply to downstream electricity capacity markets does not seem plausible even from a theoretical perspective. The demand for installed generation capacity emanates in the downstream market primarily from reliability-related requirements imposed on load-serving entities. Any type of generation capacity can satisfy this demand. The market price for installed capacity will reflect conditions in that market independent of the price of gas, or any other fuel. Accordingly, I have not addressed the short-term capacity product in my assessment of vertical issues since the price of this downstream product does not seem conducive to an exercise of vertical market power through the manipulation of delivered gas prices.

     GTrans in NP15, with the sole exception of the Moss Landing plant in ZP26. Accordingly, the California destination market is pertinent to this study.

     I have also studied a northern California destination market (NP15) in order to complete the record, although it is not especially relevant to the question of vertical competitive effects. Finally, I have studied an intermediate market defined as NP15 plus ZP26, in order to encompass the upstream ability in NP15 and the downstream incentive in ZP26 due to the location of the La Paloma plant. While I report the results for this intermediate downstream market, its relevance to this study is quite limited. Electricity prices in ZP26 and NP15 are the same and move separately from SP15 prices only when power flows from north to south are constrained. When this occurs, electricity prices are higher in SP15 and lower in NP15/ZP26. This condition is not important for this study for two reasons. First, this constraint is binding less than one percent of the time in the California ISO's real time market. So, opportunities to exercise vertical market power in a NP15/ZP26 market occur infrequently. Second, this market would be better described as an origination market, rather than as a destination market. This is because this NP15/ZP26 area is a unified area only when prices are low relative to the SP15 destination. In such circumstances, NP15/ZP26 is acting as an exporting or origination region, while SP15 is importing as would be expected of a destination market. It is significantly more difficult to exercise market power in an origination market because the higher price in the destination market acts as a ceiling and provides an important source of price discipline that is absent in a destination market. The analysis of the NP15/ZP26 using a delivered price test converts this area into a destination market in the analysis, even though it is an origination market in reality. For these reasons, I place less reliance on the delivered price test for this area and believe that the California market provides the best indication for assessing downstream market concentration under the Commission's vertical screen.

Q. Please describe how the delivered price test is modified for studies of downstream markets in a vertical market power study.

A. In assessing competitive conditions in the downstream market, I have followed the Commission's guidelines for analyzing competitive conditions in the downstream electricity markets, and have attributed the downstream electricity capacity in each geographic market to the pipeline company that is interconnected to the downstream plant./31/ This attribution of the downstream market structure is

_________________

/31/ This attribution is done for all gas-fired plants in the relevant markets and all directly interconnected pipeline companies as explained in greater detail in Exhibit No. PGE-3-6. When a downstream plant is served by a Local Distribution Company, the attribution rules depend on the number of pipelines serving the LDC. If the LDC is served by only one pipeline, that pipeline is attributed the downstream intended to reflect the pattern of upstream gas supply relationships. The Parent attribution is partly based on Exhibit No. PGE-3-8, which shows the gas-fired generating plants connected directly to GTrans following the Plan./32/ This amounts to about 10,500 MW of rival downstream capacity. In addition, Exhibit No. PGE-3-9 shows the gas-fired plants directly connected to the GTN pipeline system in the Pacific Northwest. Of these, five are rivals plants with about 1,440 MW of capacity.

     Under the attribution approach used in this study, Newco (a subsidiary of Parent or Corp.) is allocated 100 percent of the downstream capacity (in
     MWs) of any electricity plant to which either GTN or GTrans is directly or indirectly interconnected. In addition, all of the downstream gas-fired capacity owned by NEG is attributed to Newco regardless of the pipeline that is interconnected to the plant. The non-gas QF contracts are assigned to Reorganized PG&E and, in addition, the non-gas capacity (nuclear and hydro) is assigned to Reorganized PG&E reflecting the 12-year Power Sales Agreement with Gen. The calculation of market shares and market concentration statistics (HHIs) following the Plan

_______________

     capacity connected to the LDC. If the LDC is interconnected to two or more pipelines, the downstream capacity is not attributed to any pipeline, but rather is "attributed" to its owner.

/32/ Note that the list includes electricity plants expected to be online in 2003.

     provides an indication of whether the downstream market is concentrated. If the market is highly concentrated, additional review may be needed under the Commission's guidelines.

     Under this attribution approach, the GTrans/GTN and NEG "market shares" are combined for the purpose of calculating market concentration, as measured by an "imputed" HHI. The imputed HHI serves as the basic measure of market concentration for the downstream portion of the vertical analysis. If the downstream market is not highly concentrated, the merger is unlikely to raise vertical market power concerns under the Commission's guidelines. If the downstream market is highly concentrated (an HHI in excess of 1,800), additional review may be warranted.

Q. Please describe the results of the delivered price test for the downstream markets you have studied.

A. The results for the downstream market analysis are reported for the California destination market (covering the three transmission zones--NP15, ZP26, and SP15) in Exhibit No. PGE-3-10. This is the smallest destination market in which a potential vertical market power concern could arise. I also report the results for two other markets in Exhibit Nos. PGE-3-11 and PGE-3-12 (one based on NP15, and the other based on NP15 and ZP26), but place little reliance on them.

     Exhibit No. PGE-3-10 shows that the downstream market for California as a whole is not highly concentrated. The HHI statistic ranges from 825 in low-price periods to 1,492 in high-price periods when gas is the marginal fuel. This supports the conclusion that the downstream market is not conducive to the exercise of vertical market power under the Commission's guidelines.

     Exhibit No. PGE-3-11 and Exhibit No. PGE-3-12 show similar market concentration results for the downstream markets based on the NP15/ZP26 combined zone and the NP15 zone. Each market is highly concentrated in five time periods when prices are high -- in the Winter and Summer Base and Top Peak periods in addition to the Fall Top Peak period. In these instances, market concentration HHIs range between 1,801 and 1,874.
     However, I believe that these markets are not conducive to a potential exercise of vertical market power. Because of the infrequency of the transmission constraints that serve to define the NP15/ZP26 market, this market is relevant less than one percent of the time. Moreover, the NP15 market is not relevant at all under current conditions because NEG has no power plants in this zone. Accordingly, I do not rely on these results, but rather report them to complete the record.

Q.   What are your overall conclusions from the FERC vertical screening study?

A. The upstream market is not highly concentrated, and the downstream market also is not highly concentrated. Under the Commission's guidelines, neither the upstream nor the downstream market would be considered to be conducive to the exercise of vertical market power. On this basis, vertical market power does not require additional review in this case. Nonetheless, I have separately considered how the Plan impacts the upstream ability and downstream incentive in this case to assess certain issues that are not directly addressed using the Commission's vertical screen.

VI.  ABILITY AND INCENTIVE TO EXERCISE VERTICAL MARKET POWER

Q.   What additional review have you conducted for this case?

A. I have examined whether the proposed Plan of Reorganization is likely to have any material impact on the ability and incentive of Parent to exercise vertical market power. The upstream ability would be due to Newco's control over upstream gas transportation service provided to rival gas-fired generating plants. The downstream incentive would be due to NEG's participation in the downstream electricity market as a developer and operator of unregulated generating plants. These downstream electricity assets potentially would be in the position of benefiting from higher electricity prices if rivals' costs could be raised through actions taken by GTrans in the upstream market. I also have assessed the potential for vertical market power to be exercised following the Plan using a profit model based on a simplified generation stacking model. Both the impact analysis and the profit analysis indicate that vertical market power is not a material concern.

Q.   What changes in the upstream assets will this transaction bring about?

A. As mentioned, PG&E Corp. currently owns and operates two major gas pipeline systems: Pacific Gas Transmission-Northwest ("GTN") and PG&E CGT. The physical gas transmission assets owned by Corp. are not changed under the Plan, although a small 3 mile pipe segment will be transferred from GTN to GTrans (the successor organization to PG&E CGT) as part of the reorganization that provides GTrans and its customers direct access to the Tuscarora Pipeline system, near Malin, Oregon. As a result, GTrans will no longer qualify for the Hinshaw exemption under which PG&E CGT currently operates.

Q. Based on the fact that there is little change in the ownership of natural gas transmission assets, would you expect this transaction to raise any market power concerns in the delivery of natural gas?

A. This jurisdictional shift will not change the physical reality of the underlying pipeline delivery system. No additional pipeline assets are acquired as part of this transaction and so no pipelines are eliminated as competitors. As such, there is no additional ability to manipulate the delivery of natural gas over that which currently exists. The delivery of Canadian gas, for example, to gas-fired power plants in the PG&E service territory will continue to require service from both GTN and GTrans (formerly PG&E CGT). Transportation service provided by both pipelines is regulated both before and after the proposed Plan, although the PG&E CGT regulation is shifted from the state to the federal level. Accordingly, the Plan does not change the physical control of gas delivery systems that could be used to disadvantage rival downstream gas-fired power plants.

Q. Does the Plan affect other aspects of natural gas delivery services that could impact vertical market power?

A. The shift of regulation of the former PG&E CGT assets following their transfer to GTrans does not appear to have any material impact on vertical market power issues. PG&E CGT currently provides non-core customers and their agents with the opportunity to hold FT rights that are similar to those available to shippers on FERC-jurisdictional pipelines. In particular, the FT service provided by PG&E CGT can be released into secondary markets for use by third-party shippers. Moreover, capacity release under GTrans' fully compliant tariff will be governed by Order No. 636. Accordingly, neither PG&E CGT nor GTrans can effectively withhold FT from a particular shipper because the shipper could procure FT in the secondary market thereby countering any such an attempt to exercise vertical market power. That is, foreclosure through a denial of service effectively is countered by the ability of a shipper to get FT service in the secondary market.

     Moreover, if it were the case that PG&E CGT today has some small degree of operational discretion in the provision of transportation service that is beyond the reach of current regulation, this would not change under the Plan. For example, Operational Flow Orders ("OFOs") may be viewed by some as providing PG&E CGT with the discretion to increase the balancing costs of rival electric generators. There are two types of OFOs--those that apply generally and those that are customer specific. Under current CPUC regulation, when a general OFO is called, all customers' supplies are required to be within the tolerance requirement of daily usage to avoid noncompliance penalties. This requirement that a general OFO is applied to all customers would appear to be an effective remedy for any potential to engage in such manipulation in the first instance.

     In the case of a customer-specific OFO, CPUC rules allow PG&E CGT to impose OFOs on customers selectively, but only if specific criteria are met that are under the control of the customer. Moreover, once imposed, the customer-specific OFO requires the customer to meet daily balancing requirements or face penalties. Accordingly, any perceived discretion on the part of PG&E CGT to raise balancing costs can be countered by actions of the customer, either to avoid the customer-specific OFO in the first instance or to manage its balancing requirements in the event.

     Importantly, GTrans can be expected to have similar OFO rules under FERC jurisdiction. As a result, the ability to use OFOs for such strategic purposes is effectively checked under both state and federal regulation. In addition, it is the case that even if OFOs were considered to provide such opportunities, any such ability is neither created nor eliminated under the Plan. If it exists before the Plan, it will exist afterwards. So, the Plan does not change the ability and it does not change any unchecked ability. In effect, foreclosure through manipulation of OFOs is not impacted by the Plan and appears to be effectively checked in any event.

Q. What, then, is your conclusion about the potential for the Plan to impact the upstream ability to exercise vertical market power?

A. It seems clear that the Plan does not have a material impact, either positive or negative, on the upstream ability of GTrans in particular to exercise vertical market power.

Q. How does the Plan affect the downstream incentive to exercise vertical market power?

A. The potential downstream incentive for Newco to exercise vertical market power has three components. In particular, it is important to distinguish the incentive due to: (1) NEG's ownership of unregulated power plants, (2) Newco's (indirect) ownership of the nuclear and hydro generation assets that are covered by a multi-year Power Sales Agreement with Reorganized PG&E under the Plan, and (3) Reorganized PG&E's residual obligation to buy wholesale power on behalf of native load in the PG&E retail service territory.

Q. How does the Reorganization affect the potential of NEG to benefit from the exercise of vertical market power?

A. Any downstream incentive to exercise vertical market power associated with the NEG power plants clearly is not due to the Plan. If GTrans could manipulate gas deliveries so as to increase downstream electricity prices, thereby benefiting an NEG power plant, such an incentive is not changed by the Plan. The Plan does not have any discernable impact on NEG's plans for developing power plants. No additional plants are acquired by NEG as a result of the Plan, and likewise no plants are sold. The Plan does not create or eliminate any additional long-term power sales or purchases on the part of NEG. Accordingly, the Plan does not change any downstream incentive that might be attributed to the NEG assets.

Q. What about the plants currently owned by PG&E, in particular its nuclear and hydro units?

A. Any downstream incentive associated with PG&E's nuclear and hydro assets is effectively neutralized under the Plan by the Power Sales Agreement between Gen and Reorganized PG&E. This contract extends for 12 years into the future and provides for a sale of all of the power output of the nuclear and hydro facilities (through the first eleven years ramping down in year twelve) at a contractual price that is not indexed to any electricity spot market price. As such, the contract price cannot be manipulated so as to create an incentive to exercise vertical market power.

     This lack of incentive arguably also would exist in the absence of the Plan. That is, the price of the output from these nuclear and hydro facilities is currently regulated by the CPUC when it is used by PG&E to serve its native load obligations. These native load obligations are substantially larger than the capacity of these nuclear and hydro facilities, so PG&E would have little, if any, surplus power today that it could sell in the wholesale market and thereby benefit from higher downstream prices. Parent, through Gen, will own these plants after implementation of the Plan, but due to the Power Sales Agreement neither it nor Reorganized PG&E could benefit from higher electricity prices. Accordingly, the downstream incentive associated with the nuclear and hydro assets is not changed by the Plan and in particular, it is effectively zero under the Plan and in a world without the Plan. This conclusion is true for the duration of the Power Sales Agreement.

Q. Are there any other issues with regard to PG&E Corp.'s downstream market position that may give rise to vertical concerns?

A. The third and final component of PG&E Corp.'s downstream incentive is that associated with PG&E's obligation to serve native load and the resulting position of PG&E as a net buyer of wholesale power. Under the Plan, Reorganized PG&E is separated from Parent (which owns Gen and the gas pipeline subsidiaries), and Reorganized PG&E will have the native load service responsibility. Under this arrangement, Parent does not have either an incentive or disincentive to raise electricity prices due to a native load buying obligation because this would be a Reorganized PG&E function.

Q. How might the Reorganization and existing native load obligations change PG&E Corp.'s incentive to exercise vertical market power?

A. In order to assess the impact of the Plan, the incentive or disincentive to increase electricity prices because of the need to purchase wholesale power on behalf of native load must be identified both following the Plan and also in its absence. Under the proposed Plan, it is clear that this incentive is neutral in both parts of the separated company. This is because Parent has no direct load responsibilities and, as discussed below, it is reasonable to assume that Reorganized PG&E would operate under a purchased power pass-through mechanism that would neutralize any disincentive to raise electricity prices that otherwise would exist.

     In the absence of the Plan, this incentive depends on how PG&E would operate as a vertically integrated electric utility in its function of buying power on behalf of its native load. If this involved a pass-through mechanism for purchased power costs, the incentive to raise downstream electricity prices would be neutral, in which case the Plan itself would have no impact. In contrast, if PG&E did not have such a pass-through mechanism, its net position as a net buyer would create a disincentive to raise electricity prices. In this case, the Plan could be seen as removing a pre-existing disincentive and replacing it with a neutral one.

Q.   What is your assessment of this issue?

A. Whether the Plan changes the incentive to raise downstream electricity prices depends on the view taken about conditions in the absence of the Plan because it is clear that following the Plan this incentive is neutralized.

     In my view, the net buyer responsibility necessarily would be assigned to a creditworthy entity in the absence of the Plan. This might be the CDWR or it might be a vertically-integrated PG&E that could rely on a purchased power pass-through mechanism. It is implausible to imagine that PG&E could survive as a vertically integrated company that has the net buyer responsibility without the financial assurance that its purchased power costs could be passed through to retail customers. Without such assurance, it would not be considered creditworthy. Moreover, I understand that PG&E's retail price freeze is scheduled to end of its own accord in 2002, which would mean that purchased power costs most likely can be passed through after that date in any event.

     It is worth noting that it is common practice in the industry for purchase power costs either to be passed on through fuel adjustment clauses or to be recovered with some regulatory lag in base rates. Indeed, the long-term viability of an electric utility would be at risk if such regulatory arrangements were not in place. While the absence of a regulatory mechanism to pass through costs can be imagined for a short term, it would be implausible to use such a non-sustainable scenario as the basis for evaluating the "but for" world in this case.

     In the absence of the Plan, then, it is appropriate to assume that Corp. would have no incentive or disincentive to raise downstream electricity prices in conjunction with the net buyer responsibility./33/ Accordingly, the Plan has no impact on this incentive because it can be considered as neutral regardless of the Plan./34/

_________________

/33/ It is true that a large disincentive on the part of PG&E to increase electricity prices will be eliminated between the 1999/2000 time frame (when PG&E could not pass through the costs of purchased power to retail customers) and the test year 2003 (when a pass-through mechanism or its equivalent is assumed to be in place). This is not due to the Plan, however. This would have been eliminated irrespective of the Plan. Any viable going-forward arrangement, whether it is the proposed Plan or some other arrangement, necessarily must address the financial risk of purchased power. Accordingly, it would not be reasonable to assume that the conditions in the 1999/2000 time frame would prevail if the Plan is not adopted. In that event, some other arrangement will be found and it will address this risk. That risk might be placed on DWR or some other State agency, or it might be placed on retail customers through a purchased power pass-through mechanism, but it seems clear from this case itself that it would not be placed on PG&E.

/34/ If PG&E were to remain as a vertically integrated utility, it is possible that the CPUC might use its prudence review to disallow the portion of the cost of purchased power that could be attributed to vertical market power, whereas this check would not be available under the Plan. I discount such a conclusion for two reasons. First, prudence reviews have not traditionally been used to enforce antitrust violations. Second, standard antitrust enforcement would be available regardless of the Plan. Moreover, there is no reason to believe that the market monitoring needed to support such an application of State prudence review would be superior to FERC's market monitoring of the gas and electric industries. Both require regulators to discover enforceable anti-competitive behavior.

Q.   What do you conclude from this assessment?

A. A qualitative assessment of the ability and incentive to exercise vertical market power shows that:

     . The Plan has no impact on the upstream ability to exercise vertical market power

     . The Plan has no impact on the downstream incentive to exercise vertical market power to favor NEG generation assets,

     . The Plan has no impact on the downstream incentive to exercise vertical market power due to the nuclear/hydro assets, and

     . The Plan has no impact on the downstream incentive to exercise vertical market power due to Reorganized PG&E's net buyer position under the reasonable assumption that this function must be discharged by a creditworthy entity.

     The overall conclusion is that the Plan has no material impact on the ability and incentive to exercise vertical market power.

Q.   What other aspects of vertical market power have you considered?

A. As mentioned, the Commission is generally concerned with foreclosure and/or raising rivals' costs as potential methods for exercising vertical market power. I previously addressed foreclosure and indicated that the Plan does not change the ability to engage in such behavior. It is worthwhile to briefly consider the alternative of raising rivals' costs.

     Such a strategy could be implemented, in theory, by GTrans raising the FT rate to NEG's rivals that own downstream electricity plants. However, such a strategy would not appear to be viable for GTrans. This is because PG&E CGT currently does not discount FT service, except in limited circumstances in order to meet competition from other pipelines. Such competition does not exist at any of the rival power plants currently served by PG&E CGT. Given that FT service is provided at the maximum rate allowable under regulation, it would not be possible to raise such rates to a rival generating plant.

Q.   Is this situation likely to change in the future?

A. Of course, no one could know for certain. However, my assessment is that any change in this situation is more likely to enhance competitive conditions than to detract from them. This is because any enlargement in the practice of discounting by GTrans in the future most likely would be the result of head-to-head competition among pipelines that could be facilitated under FERC's regulation of GTrans. Such competition seldom occurs in California under current regulation.

     If GTrans finds in the future that it is necessary to discount FT service to a rival generating plant in order to get new business or to keep existing business, it would be responding to competition from some other pipeline or fuel. As such, any discount clearly would serve to reduce the prevailing FT price and would be pro-competitive. Even considering the downstream affiliates of GTrans, the discount would reduce the prevailing price and would be considered to be pro-competitive. That is, the existence of the downstream affiliate may have created a motivation to keep the FT rate high, but the horizontal competition cannot be met unless the discount is adequate to attract the gas shipper's business. Accordingly, the combination of the pipeline competition and the downstream affiliation necessarily must produce the net result that the discount benefits the shipper and, as such, it would be considered to be pro-competitive.

Q.   How does the downstream affiliation affect the discount, if at all?

A. As a theoretical matter, it is possible that the downstream affiliation might affect the level of the discount, but not the conclusion that the discounting itself would be pro-competitive. The impact on the level of the discount would depend on the extent of the pipeline competition and whether such discounting is selective or not. If discounting were selective, reflecting only a limited degree of pipeline competition, then I would expect that the downstream affiliation could have little, if any, impact on the level of the discount. This is because two pipelines (or perhaps more) would be vying for a single large customer and the local circumstances of that competition would overshadow any considerations of electricity price impacts./35/

     If, however, the discounting were more widespread, reflecting a greater degree of pipeline competition at multiple receipt and delivery points, then the level of the discount might be impacted by downstream affiliation. Under these competitive conditions, a single discounted rate for FT service could be expected to prevail over a wide area. Under this hypothetical circumstance, price discrimination would be eliminated by the competition in secondary markets for FT service. The competitive equilibrium, then, potentially could be intermediate between the perfect pipeline competition in the selective discounting case and the lack of pipeline competition in the no-discounting case. If so, it is possible that a less-than-perfect degree of market power would exist in the upstream gas market reflecting imperfect competition among a few pipelines. Under these

_________________

/35/ In effect, selective discounting reflects a very sharp, all or nothing, version of competition that does not have room for extraneous matters such as price impacts that might be of interest to downstream affiliates. In economic terms, the elasticity of derived demand is quite large and so any unilateral market power would be negligible.

     circumstances, downstream affiliation could be reflected in a pipeline's willingness to compete by discounting its FT service with the result being a somewhat higher prevailing FT rate than otherwise might exist.

Q. Would you expect that GTrans would be likely to engage in selective discounting or system-wide discounting in the future?

A. Most importantly, I have no basis for expecting that GTrans will discount at all. PG&E CGT does not discount FT service to power plants now and I am unaware of any future plans to do so. However, a consequence of GTrans' FERC certificate is that it will be able to compete for customers in the future without the restraint of a state-regulated service territory. This creates the possibility that discounting of FT service to power plants could occur in the future. If so, it seems much more likely that any such discounting would occur on a selective basis, as opposed to the system as a whole. System-wide discounting is not likely to occur unless pipeline competition emerges throughout most of California and I know of no pipeline expansion plans that point to such a conclusion./36/

____________________

/36/ I understand that three pipeline projects have held open seasons to build in direct competition with PG&E CGT. These are Ruby (from the Rockies through Sacramento), Mojave (to extend the current pipeline from Bakersfield to San Francisco Bay Area), and Sonoran (to build a project from the San Juan basin to Needles in the first phase, and on to San Francisco Bay Area in the second phase). None of these have yet filed with FERC. These projects may engender selective discounting, but they would not serve enough load to make across-the-board discounting likely.

Q. Even so, do you have a view as to how much the downstream affiliation with NEG would impact such a system-wide discount?

A. Yes. I have conducted a profit analysis that addresses this issue, even though such an outcome is unlikely, at best, and could not be attributed to the Plan in any event. The purpose of the profit analysis is to provide the Commission with additional information about the economic importance of the downstream affiliation following the Plan, despite the fact that this affiliation is neither created nor enhanced by the Plan itself.

     To place the profit model into context, it is instructive to note the impact of higher gas transportation rates on electricity costs generally. Assume that the maximum transportation rate is $0.30 per MMbtu and that the prevailing discounted rate is half, or $0.15 per MMbtu. If the rate were increased from the prevailing level up to the maximum rate, a rival's transportation cost would increase by $0.15 per MMbtu. For a gas-fired plant with a heat rate of 10,000 btu/kWh, this translates into an increased cost of $1.50 per MWh. This would be a 2 to 5 percent increase in the generator's variable production costs, depending on gas costs. The impact on electricity prices would be much smaller, as developed in the profit model discussed below, because it would matter whether the plant is on the margin setting the market-clearing price for electricity among other things. This simple example illustrates that gas transportation rate cannot exert significant leverage over electricity costs because gas transportation makes up only a small portion of a generator's variable costs.

     In this context, the profit analysis described in Exhibit PGE-3-13 considers additional factors, other than the lack of leverage just discussed. This analysis is based on a simple stacking model of California generating units that accounts for: (1) the fraction of the time that a rival is likely to be "on the margin" in the electricity market and therefore able to set a higher price if its gas costs were raised; (2) the downstream beneficial capacity owned by NEG at such times; and (3) the price discipline imposed by other gas-fired generators not served by GTrans. These three factors are compared to the gas business at stake in the upstream market in the first instance.

     The profit analysis indicates that the 1,550 MW of NEG generation capacity in the downstream market would provide a theoretical incentive to raise gas transportation costs by no more than about 2 percentage points (assuming a system-wide discounting equilibrium in the first instance, which is unlikely). This would increase the California electricity price at most by about 0.20 percentage points when transmission is unconstrained between NP15 and SP15. As discussed in the exhibit, this is a de minimis impact that is not economically significant. This analysis indicates that the downstream affiliation with NEG would not provide any material incentive for GTrans to modify its system-wide discounting policy, assuming contrary to reality that it had such a policy as an initial matter.

Q. Have you considered any other factors that bear on whether vertical market power could arise from the gas and electric operations of Parent?

A. I also considered whether the provision of information by GTrans relating to rivals' activities would materially advantage NEG's electric operations or provide opportunities to increase prices./37/ That is, the question here is whether information about gas-fired rivals would materially enhance any unilateral market power that NEG otherwise would have. Given that NEG will have only 1,525 MW of capacity in the California market as a whole, it is unlikely to be in the position of exercising horizontal market power in the electricity market in the first instance. Information about the status of gas-fired rivals is not likely to be of great value in these circumstances. Regardless, I understand that Corp. has committed to a code of

_______________

/37/ These activities especially include those covered under Standards E&F of the pipeline code of conduct.

      conduct that would prohibit GTrans from disclosing to its energy affiliates any information that it receives from nonaffiliated shippers or potential nonaffiliated shippers.

VII.  Conclusion

Q. What do you conclude from your review of vertical market power issues in this case?

A. The Plan has no material impact on vertical market power. The physical assets controlled by Parent and Reorganized PG&E will be the same as those controlled by Corp. currently. The electric generation and gas pipeline assets are combined under a single holding company today and also will be combined under a single holding company under the Plan.

      Following implementation of the Plan, Parent passes the Commission's vertical screen because the upstream market is not highly concentrated and likewise, the downstream market is not highly concentrated. Moreover, the Plan does not materially impact the upstream ability or the downstream incentive to exercise vertical market power, nor does it change how such ability and incentive are combined. Vertical foreclosure would not be a viable strategy given the Commission's gas pipeline regulation and capacity release requirements.

     Likewise, raising rivals' costs is not a feasible strategy because FT service currently is not discounted to power plants and, going forward, GTrans could not charge more than its regulated maximum rate. If future pipeline competition leads to discounting in order to keep a shipper's business, selective discounting is not likely to be affected by downstream affiliation, and it would be pro-competitive in the first instance because it would reflect the emergence of competition between pipelines that is not present today. Even if system-wide discounting were to materialize, the downstream affiliation does not involve enough downstream capacity to have a material impact.

     Overall, I conclude that the Plan requires no additional review of vertical competition issues on the part of the Commission because the transaction easily passes the Commission's vertical screen and because it otherwise has no impact on vertical competitive issues.

Q.   Does this complete your testimony?

A.   Yes.